Ternium Announces Full Year and Fourth Quarter 2007 Results

LUXEMBOURG--(Marketwire - February 26, 2008) - Ternium S.A. (NYSE: TX) today announced its results for the full year and fourth quarter ended December 31, 2007.

The financial and operational information contained in this press release is based on consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars and metric tons.

Summary of Full Year and Fourth Quarter 2007 Results

	12M 2007	12M 2006		4Q 2007	4Q 2006		3Q 2007

Shipments (million tons)	10.5	9.0	17%	2.8	2.1	31%	2.7	5%
Net Sales (US$million)	8,184.4	6,565.6	25%	2,267.2	1,586.5	43%	2,157.8	5%
Operating Income (US$ million)	1,586.4	1,636.6	-3%	297.2	259.2	15%	423.2	-30%
EBITDA (US$million)	2,152.3	2,074.3	4%	469.0	376.8	24%	571.8	-18%
EBITDA Margin (% of net sales)	26%	32%		21%	24%		26%
Net Income (US$million)	1,001.2	996.0	1%	220.6	158.2	39%	214.0	3%
Equity Holders' Net Income (US$million)	784.5	795.4	-1%	165.6	140.4	18%	159.8	4%
Earnings per ADS* (US$)	3.91	4.11		0.83	0.70	18%	0.80	4%

*      Each American Depositary Share (ADS) represents 10 shares of Ternium's common stock.  Results are based on a weighted average number of shares of common stock outstanding of 1,936,833,060 and 2,004,743,442 in 2006 and 2007, respectively.

During 2007, Ternium's operating income was US$1.6 billion, which represented a decrease of 3% when compared to operating income in 2006. Excluding the effect of the consolidation of Grupo Imsa, which began on July 26, 2007, Ternium's operating income in 2007 decreased slightly as a result of higher input, freight and labor costs, as well as higher depreciation and amortization, partially offset by higher shipments and revenue per ton. The increase in steel production costs and purchased slab prices reduced Ternium's gross margin in 2007 versus 2006.

Ternium's net income in 2007 was US$1.0 billion, a small increase over net income of US$996.0 million in 2006. Slightly lower operating income and higher net interest expenses related to the debt incurred by the Company in connection with Grupo Imsa transaction were offset by lower income tax expense. The reduced income tax expense reflected Sidor's lower deferred tax liabilities, which resulted mainly from the application of an adjustment for inflation in accordance with Venezuelan tax law.

Ternium's net sales were US$8.2 billion during 2007, an increase of 25% when compared with 2006. Excluding the effect of the consolidation of Grupo Imsa, net sales increased in 2007 due to higher shipments and revenue per ton, while shipments increased mainly as a result of strong demand for steel products in South & Central America, which more than offset a slowdown in North American steel markets.

During the fourth quarter 2007, Ternium's operating income was US$297.2 million, an increase of 15% when compared to the fourth quarter 2006 and a decrease of 30% when compared to the third quarter 2007. Excluding the effect of the consolidation of Grupo Imsa, operating income increased year-over-year due to the absence of certain one-time events that reduced fourth quarter 2006 operating income by US$91.4 million and on account of higher prices and shipments that were offset by higher costs. The sequential decrease in operating income was due mainly to higher costs, partially offset by the higher volume and prices that resulted from the consolidation of Grupo Imsa.

Net income during the fourth quarter 2007 was US$220.6 million, which represented an increase of 39% when compared to the fourth quarter 2006 and an increase of 3% when compared to the third quarter 2007. Excluding the effect of the consolidation of Grupo Imsa, the year-over-year increase was mainly due to higher operating income, as explained above, and an income tax gain of US$91.1 million related to Sidor's lower deferred tax liability, partially offset by higher net financial expenses. The slight sequential increase was due mainly to lower operating income offset by lower net financial expenses and an income tax gain as a result of Sidor's lower deferred tax liability.

Ternium's net sales were US$2.3 billion in the fourth quarter 2007, an increase of 43% and 5% when compared to the fourth quarter 2006 and the third quarter 2007, respectively. Shipments increased in the fourth quarter 2007 as a result of the consolidation of Grupo Imsa. Excluding this effect, shipments increased year-over-year as a result of higher shipment levels in the South & Central America Region, partially offset by lower shipment activity in the North America Region. Shipments increased sequentially mainly as a result of the consolidation of Grupo Imsa.

Annual Dividend Proposal

Ternium's board of directors proposed the company's annual general shareholders' meeting, to be held on June 4, 2008, the payment of an annual dividend of US$0.05 per share (US$0.50 per ADS), or approximately US$100.2 million in the aggregate. If the annual dividend is approved at the shareholders' meeting, it will be paid on June 12, 2008.

Discontinued Operations

On February 1, 2008, Ternium announced that its subsidiary, IMSA Acero S.A. de C.V., had completed the sale of its non-strategic interests in Steelscape, Inc., ASC Profiles Inc., Varco Pruden Buildings Inc. and Metl-Span LLC to BlueScope Steel North America Corporation, a subsidiary of BlueScope Steel Limited (ASX: BSL) for a total consideration of US$726 million. Ternium will use the proceeds of the sale to pre-pay financial debt and, as a result of this pre-payment, Ternium's net financial debt is expected to be reduced to approximately US$2.2 billion, or approximately 1.0x net debt to 2007 EBITDA.

The after-tax net result of this transaction is expected to be a gain of approximately US$111 million, which will be accounted for in Ternium's first quarter 2008 consolidated results.

Outlook

Ternium expects an operating income improvement compared to the fourth quarter 2007. Demand and prices for steel products in the South & Central America Region are expected to remain at healthy levels. In the North America Region, an adequate balance of steel inventories, imports and demand is enabling increases in flat and long steel prices as a result of higher raw material costs, notwithstanding the reduction in steel demand from the construction and auto industries.

Ternium expects higher costs of purchased slabs, iron ore, coal and alloys. Labor costs at Ternium's Venezuelan and Argentine facilities are also expected to increase as a result of negotiations currently underway for new collective bargaining agreements at both locations.

The steel industry is presently operating in a volatile environment, in light of a slowdown in the US economy, rising input costs for steel production and increases in prices for steel products. Ternium believes its strong fundamentals give it a competitive advantage in the current context. One third of Ternium's iron ore needs are provided by its own iron ore mines in Mexico, while the Company also enjoys proximity to high quality iron ore sources in Argentina and Venezuela. Three quarters of Ternium's crude steel production relies on natural gas instead of coal. Furthermore, approximately half of the Company's sales are targeted at the growing South and Central American markets.

Analysis of Full Year 2007 Results

Net income attributable to the Company's equity holders for 2007 was US$784.5 million, compared with US$795.4 million for 2006. Including minority interest, net income for 2007 was US$1.0 billion, compared with US$996.0 million for 2006. Earnings per ADS were US$3.91 in 2007.

Net sales for 2007 increased 25% to US$8.2 billion, compared with 2006. Excluding the effect of the consolidation of Grupo Imsa, net sales increased due to higher shipments and revenue per ton. Shipments of flat and long products were 10.5 million tons during 2007, an increase of 17% compared to shipment levels in 2006, mainly due to the consolidation of Grupo Imsa, higher shipment levels in the South & Central America Region and lower shipment activity in the North America Region. Revenue per ton shipped increased 8% to US$758 in 2007 versus 2006, mainly as a result of higher prices and the consolidation of Grupo Imsa's higher value added product mix.

	Net Sales (million US$)					Shipments (thousand tons)					Revenue / ton(US$/ton)
	12	M	12	M		12	M	12	M		12	M	12	M
	2007		2006		Dif.	2007		2006		Dif.	2007		2006		Dif

South &Central America	3,743.5		3,051.4		23%	4,779.7		4,360.6		10%	783		700		12%
North America	2,617.3		1,960.7		33%	3,124.7		2,412.6		30%	839		813		3%
Europe & other	151.0		48.4		212%	239.5		88.2		172%	631		549		15%
Total flat products	6,511.8		5,060.6		29%	8,143.9		6,861.3		19%	800		738		8%
South &Central America	764.1		526.8		45%	1,257.4		948.3		33%	608		555		9%
North America	696.0		735.8		-5%	1,113.4		1,225.4		-9%	625		600		4%
Europe & other	6.9		0.0			15.0		0.0			457
Total long products	1,466.9		1,262.6		16%	2,385.9		2,173.7		10%	615		581		6%
Total flat and long products	7,978.7		6,323.2		26%	10,529.7		9,035.0		17%	758		700		8%
Other products(1)	205.7		242.4		-15%
Total Net Sales	8,184.4		6,565.6		25%

 (1) Primarily includes iron ore and pig iron.

Sales of flat products during 2007 totaled US$6.5 billion, an increase of 29% compared with 2006. Excluding the effect of the consolidation of Grupo Imsa, net sales increased mainly as a result of higher shipment activity and revenue per ton. Shipments of flat products totaled 8.1 million tons in 2007, an increase of 19% compared with 2006, mainly due to higher shipment levels in the South & Central America Region, the consolidation of Grupo Imsa and lower shipment activity in the North America Region. Revenue per ton shipped increased 8% to US$800 in 2007 compared with 2006, mainly as a result of higher steel prices and the consolidation of Grupo Imsa's higher value added product mix.

Sales of long products were US$1.5 billion during 2007, an increase of 16% compared to 2006 due to higher shipment levels in the South & Central America Region partially offset by lower shipment activity in the North America Region and higher prices in both regions. Shipments of long products totaled 2.4 million tons in 2007, representing a 10% increase versus 2006. Revenue per ton shipped increased 6% to US$615 in 2007 over 2006.

Sales of other products totaled US$205.7 million during 2007 compared to US$242.4 million during 2006. The decline was driven by decreased iron ore sales year-over-year.

Flat and long product sales in the South & Central America Region were US$4.5 billion during 2007, an increase of 26% versus 2006. This increase was due to higher volumes and revenue per ton. Shipments in the region totaled 6.0 million tons during 2007, or 14% higher than in 2006, due to an increase in demand. Revenue per ton shipped in the South & Central America Region increased 11% to US$747 in 2007 over 2006, mainly due to higher prices.

Sales of flat and long products in the North America Region totaled US$3.3 billion in 2007, an increase of 23% versus 2006, mainly due to the effect of the consolidation of Grupo Imsa, partially offset by lower shipment levels. Shipments in the region totaled 4.2 million tons during 2007, or 16% higher than during 2006. Revenue per ton shipped increased 5% to US$782 in 2007 versus 2006, mainly as a result of the consolidation of Grupo Imsa's higher value added product mix.

Cost of sales totaled US$5.8 billion in 2007, or 71% of net sales, compared to US$4.3 billion, or 65% of net sales, in 2006. Cost of sales increased in part as a result of the consolidation of Grupo Imsa, which increased Ternium's cost per ton due to Grupo Imsa's higher production cost structure and higher value added product sales mix. Excluding this effect, the higher year-over-year cost of sales was due mainly to an increase in shipment volume; higher costs for raw materials and other supplies, as well as for freight, services, labor and maintenance; and higher amortizations. The cost of sales for the fourth quarter 2006 included certain one-time events that did not occur in the fourth quarter 2007.

Prices for slab supplies to Ternium's Mexican operations were higher during 2007 compared to 2006. In addition, the consolidation of Grupo Imsa resulted in an increased volume of purchased slabs with a cost per ton significantly higher than Ternium's average cost of slab production.

Prices for iron ore supplies to Ternium's Argentine and Venezuelan operations were higher during 2007 than they were in 2006. In addition, the metallic mix cost reflected lower efficiencies at Siderar that resulted from iron ore river transportation constraints during the fourth quarter 2007.

Scrap prices increased year-over-year in Mexico during 2007. Additionally, labor costs in Argentina and Venezuela increased during 2007 versus the prior year.

Selling, general and administrative (SG&A) expenses in 2007 were US$825.8 million, or 10% of net sales, compared with US$624.8 million, or 10% of net sales, in 2006. The increase in SG&A expenses during 2007, excluding the effect of the consolidation of Grupo Imsa, resulted mainly from higher freight expenses associated with higher shipment levels and related costs, a year-over-year tax increase in Venezuela related to a recently enacted tax on debits in checking accounts and higher labor costs in Argentina and Venezuela.

Operating income in 2007 was US$1.6 billion, or 19% of net sales, compared with US$1.6 billion, or 25% of net sales, in 2006.

EBITDA(1) in 2007 was US$2.2 billion, or 26% of net sales, stable when compared to US$2.1 billion, or 32% of net sales, in 2006. The consolidation of Grupo Imsa affected Ternium's EBITDA margin because Grupo Imsa, as a steel processor, is not integrated in terms of steel production and therefore has a lower EBITDA margin than integrated producers. Ternium's EBITDA margin in 2007 was also affected by higher costs partially offset by higher volumes and prices. Equity holders' EBITDA in 2007 was 68% of EBITDA.

Net financial expenses totaled US$426.4 million in 2007, compared with US$382.8 million in 2006. This increase was due mainly to a US$20.3 million increase in net foreign exchange losses (an effect that is offset to a large extent by changes in Ternium's net equity position) that resulted primarily from the impact of the Mexican Peso depreciation on the Company's Mexican subsidiaries' US dollar denominated debt (Ternium's subsidiaries prepare their financial statements in currencies other than the US dollar in accordance with IFRS); a US$14.9 million increase in net interest expense that is primarily associated with an increase in net debt; and a US$12.4 million increase in the excess cash distribution related to Sidor's participation accounts, partially offset by a US$13.0 million net increase in the fair value of some derivative instruments entered into by Ternium in order to mitigate energy prices and interest rate fluctuations.

Sidor's excess cash distribution related to the participation accounts was US$701.6 million in 2007, compared with US$670.9 million in 2006. The recognition of payments to minority shareholders of Sidor resulted in expenses for Ternium of US$282.5 million in 2007, compared with expenses of US$270.2 million in 2006.

Income tax expense for 2007 was US$162.6 million or 14% of income before income tax and minority interest. This figure included a gain of US$135.2 million as a result of Sidor's lower deferred tax liability, which resulted mainly from the application of an adjustment for inflation concerning the value of Sidor's fixed assets for tax purposes in accordance with Venezuelan tax law. The 2007 income tax expense compares with a 2006 income tax expense of US$262.4 million, or 21% of income before income tax and minority interest.

Income attributable to minority interest for 2007 was US$216.7 million, compared with US$200.5 million in 2006. The year-over-year increase was due mainly to higher income attributable to minority interest in Sidor, partially offset by the reduction in minority interest on account of Ternium's acquisition of an additional 4.85% stake in Siderar on December 29, 2006.

Analysis of Fourth Quarter 2007 Results

Net income attributable to the Company's equity holders in the fourth quarter 2007 was US$165.6 million, compared with US$140.4 million in the fourth quarter 2006. Including minority interest, net income for the fourth quarter 2007 was US$220.6 million, compared with US$158.2 million in the fourth quarter 2006. Earnings per ADS for the fourth quarter 2007 were US$0.83, compared with US$0.70 in the fourth quarter 2006.

Net sales for the fourth quarter 2007 increased 43% to US$2.3 billion compared with the same period in 2006. Net sales increased mainly due to the consolidation of Grupo Imsa and on account of higher shipments and revenue per ton. Shipments of flat and long products were 2.8 million tons during the fourth quarter 2007, an increase of 31% compared to shipment levels in the fourth quarter 2006, mainly due to high shipment activity in the South & Central America Region, the consolidation of Grupo Imsa and lower shipment levels in the North America Region. Revenue per ton shipped increased 11% to US$794 in the fourth quarter 2007 versus the same quarter in 2006, mainly as a result of higher steel prices and the consolidation of Grupo Imsa's higher value added product mix.

	Net Sales (million US$)			Shipments (thousand tons)			Revenue / ton (US$/ton)
	4Q	4Q		4Q	4Q		4Q	4Q
	2007	2006	Dif.	2007	2006	Dif.	2007	2006	Dif.

South & Central America	964.3	759.2	27%	1,173.2	1,030.4	14%	822	737	12%
North America	876.2	465.2	88%	993.6	558.3	78%	882	833	6%
Europe & other	13.7	16.5	-17%	22.5	28.5	-21%	607	578	5%
Total flat products	1,854.2	1,240.9	49%	2,189.4	1,617.2	35%	847	767	10%
South & Central America	200.3	128.4	56%	329.1	229.3	44%	609	560	9%
North America	164.4	169.4	-3%	268.9	299.4	- 10%	611	566	8%
Europe & other	6.9	0.0		15.0	0.0		457
Total long products	371.6	297.9	25%	613.0	528.7	16%	606	563	8%
Total flat and long products	2,225.8	1,538.8	45%	2,802.4	2,145.9	31%	794	717	11%
Other products (1)	41.5	47.8	-13%
Total Net Sales	2,267.2	1,586.5	43%

 (1) Primarily includes iron ore and pig iron.

Sales of flat products during the fourth quarter 2007 totaled US$1.9 billion, an increase of 49% compared with the same quarter in 2006. Excluding the effect of the consolidation of Grupo Imsa, net sales increased as a result of higher shipment levels and revenue per ton. Shipments of flat products totaled 2.2 million tons in the fourth quarter 2007, an increase of 35% compared with the same period in 2006, mainly due to higher shipment activity in the South & Central America Region and the consolidation of Grupo Imsa, partially offset by lower shipment levels in the North America Region. Revenue per ton shipped increased 10% to US$847 in the fourth quarter 2007 compared with the same period in 2006, mainly due to higher steel prices and the consolidation of Grupo Imsa's higher value added product mix.

Sales of long products were US$371.6 million during the fourth quarter 2007, an increase of 25% compared with the same period in 2006 due to higher shipment levels in the South & Central America Region partially offset by lower shipment activity in the North America Region and higher steel prices in both regions. Shipments of long products totaled 613,000 tons in the fourth quarter 2007, representing a 16% increase versus the same quarter in 2006. Revenue per ton shipped increased 8% to US$606 in the fourth quarter 2007 over the fourth quarter 2006.

Sales of other products totaled US$41.5 million during the fourth quarter 2007, compared to US$47.8 million during the fourth quarter 2006. The decline was driven by decreased iron ore sales year-over-year.

Flat and long product sales in the South & Central America Region were US$1.2 billion during the fourth quarter 2007, an increase of 31% versus the same period in 2006. This increase was due to higher volumes and revenue per ton. Shipments in the region totaled 1.5 million tons during the fourth quarter 2007, or 19% higher than in the fourth quarter 2006, due to an increase in demand. Revenue per ton shipped in the region increased 10% to US$775 in the fourth quarter 2007 over the same quarter in 2006, mainly due to higher prices.

Sales of flat and long products in the North America Region were US$1.0 billion in the fourth quarter 2007, an increase of 64% versus the same period in 2006, mainly due to the consolidation of Grupo Imsa, partially offset by lower shipment levels. Shipments in the region totaled 1.3 million tons during the fourth quarter 2007, or 47% higher than in the same period in 2006. Revenue per ton shipped in the region increased 11% to US$824 in the fourth quarter 2007 over the same quarter in 2006, due mainly to higher prices and the consolidation of Grupo Imsa's higher value added product mix.

Cost of sales totaled US$1.7 billion in the fourth quarter 2007, or 76% of net sales, compared to US$1.2 billion, or 73% of net sales, in the fourth quarter 2006. Cost of sales increased as a result, in part, of the consolidation of Grupo Imsa, which increased Ternium's cost per ton due to Grupo Imsa's higher production cost structure and higher value added product sales mix. Excluding this effect, the higher year-over-year cost of sales was related to an increase in shipment volume; higher costs for raw materials and other supplies, as well as for freight, services, labor and maintenance; and higher amortizations. The cost of sales for the fourth quarter 2006 included certain one-time events that did not occur in the fourth quarter 2007.

Prices for slab supplies to Ternium's Mexican operations were higher during the fourth quarter 2007 compared to the same period in 2006. In addition, the consolidation of Grupo Imsa resulted in an increased volume of purchased slabs with a cost per ton significantly higher than Ternium's average cost of slab production.

Prices for iron ore supplies to Ternium's Argentine and Venezuelan operations were higher during the fourth quarter 2007 than they were in the same period in 2006. In addition, the metallic mix cost reflected lower efficiencies at Siderar that resulted from iron ore river transportation constraints during the fourth quarter 2007.

Scrap prices increased in Mexico while the price of zinc decreased in the fourth quarter 2007 compared to the prior year period. Labor costs in Argentina and Venezuela increased year-over-year during the fourth quarter 2007.

SG&A expenses in the fourth quarter 2007 were US$248.3 million, or 11% of net sales, compared with US$166.2 million, or 11% of net sales, in the fourth quarter 2006. The increase in SG&A, excluding the effect of the consolidation of Grupo Imsa, was due mainly to higher freight expenses associated with higher shipment levels and related costs and a year-over-year tax increase in Venezuela related to a recently enacted tax on debits in checking accounts.

Operating income in the fourth quarter 2007 was US$297.2 million, or 13% of net sales, compared with US$259.2 million, or 16% of net sales, in the fourth quarter 2006.

EBITDA(2) in the fourth quarter 2007 was US$469.0 million, or 21% of net sales, compared with US$376.8 million, or 24% of net sales, in the fourth quarter 2006. Ternium's EBITDA margin in the fourth quarter 2007 was affected by the consolidation of Grupo Imsa and by higher costs that were partially offset by higher volume and prices. In addition, Ternium's EBITDA margin for the fourth quarter 2006 was reduced by certain one-time events that did not occur in the fourth quarter 2007. Equity holders' EBITDA in the fourth quarter 2007 was 72% of EBITDA.

Net financial expenses totaled US$95.6 million in the fourth quarter 2007, compared with US$63.8 million in the same period in 2006. This increase was due mainly to a US$31.6 million increase in net interest expense that is primarily associated with an increase in net debt; a US$12.1 million net decrease in the fair value of some derivative instruments entered into by Ternium to mitigate energy prices and interest rate fluctuations; and a US$10.4 million increase in bank commissions and other expenses primarily associated with higher costs and taxes in Venezuela, partially offset by a US$19.1 million increase in net foreign exchange gains (an effect that is offset to a large extent by changes in Ternium's net equity position) that resulted primarily from the impact of the Mexican Peso appreciation on the company's Mexican subsidiaries' US dollar denominated debt (Ternium's subsidiaries prepare their financial statements in currencies other than the US dollar in accordance with IFRS).

Sidor's excess cash distribution related to the participation accounts was US$127.2 million in the fourth quarter 2007 compared with US$135.2 million in the fourth quarter 2006. The recognition of payments to minority shareholders of Sidor resulted in expenses for Ternium of US$51.2 million in the fourth quarter 2007, compared with expenses of US$54.5 million in the same period in 2006.

Income tax for the fourth quarter 2007 was a gain of US$18.0 million. This figure included a gain of US$91.1 million as a result of Sidor's lower deferred tax liability, which resulted mainly from the application of an adjustment for inflation concerning the value of Sidor's fixed assets for tax purposes in accordance with Venezuelan tax law. The fourth quarter 2007 income tax result compares with a fourth quarter 2006 income tax expense of US$37.8 million, or 19% of income before income tax and minority interest.

Income attributable to minority interest for the fourth quarter 2007 was US$55.0 million, compared with US$17.8 million in the fourth quarter 2006. The year-over-year increase was due mainly to higher income attributable to minority interest in Sidor and Siderar, partially offset by the reduction in minority interest in Siderar on account of Ternium's acquisition of an additional 4.85% stake in Siderar on December 29, 2006.

Cash Flow and Liquidity

Net cash provided by operating activities in 2007 was US$1.6 billion compared to US$1.2 billion in 2006. Capital expenditures in 2007 were US$436.3 million, compared to US$405.8 million in 2006. Ternium's free cash flow(3) in 2007 was US$1.1 billion, compared to US$839.2 million in 2006. Investments during 2007 were made principally for the upgrading of the hot strip mills and one cold rolled mill in Mexico; the relining of one blast furnace, the revamping and expansion of the coking facilities and the construction of a new bag house for the steel shop in Argentina; and the revamping of one DRI production unit, the upgrading of the loading system and the construction of a new ladle furnace in one steel shop in Venezuela.

Ternium's equity investment in Grupo Imsa was US$1.7 billion. Ternium's net proceeds from borrowings in 2007 were US$1.4 billion. Proceeds from borrowings during 2007 were US$4.1 billion, mainly related to the Grupo Imsa acquisition. A majority of this debt is held by Ternium's Mexican subsidiaries. Repayment of borrowings in 2007 was US$2.8 billion, related to the refinancing of most of Ternium's Mexican subsidiaries' outstanding debt and to debt payments upon maturity.

Net cash provided by operating activities in the fourth quarter 2007 was US$223.7 million. Capital expenditures in the fourth quarter 2007 were US$130.3 million, compared to US$125.7 million in the fourth quarter 2006. Free cash flow (3) in the fourth quarter 2007 was US$93.4 million, compared to US$180.7 million in the fourth quarter 2006. Net cash used in financing activities during the fourth quarter 2007 was US$103.3 million, corresponding to net reductions in borrowings.

Ternium's net debt position (borrowings less cash and cash equivalents and other current investments) increased by US$2.5 billion during 2007 to US$2.9 billion as of December 31, 2007, compared to net debt of US$413.7 million as of December 31, 2006. Total financial debt was US$4.1 billion as of December 31, 2007, compared to US$1.1 billion as of December 31, 2006.

Forward-Looking Statements

Some of the statements contained in this press release are "forward-looking statements". Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium's control.

About Ternium

Ternium is one of the leading steel companies in the Americas, offering a wide range of flat and long steel products. With its main operations in Mexico, Venezuela and Argentina and 21,000 employees, Ternium has annual sales of approximately US$10 billion and annual shipments of approximately 12 million tons of finished steel products. More information about Ternium is available at www.ternium.com.

(1) EBITDA in 2007 equals operating income of US$1.6 billion plus depreciation and amortization of US$565.8 million.

(2) EBITDA in the fourth quarter 2007 equals operating income of US$297.2 million plus depreciation and amortization of US$171.8 million.

(3) Free cash flow equals net cash provided by operating activities of US$1.6 billion and US$223.7 million less capital expenditures of US$436.3 million and US$130.3 million for the full year 2007 and fourth quarter 2007, respectively.

Consolidated income statement

US$ million	4Q 2007	4Q 2006	Dif.	12M 2007	12M 2006	Dif.

Net sales	2,267.2	1,586.5	680.7	8,184.4	6,565.6	1,618.8
Cost of sales	(1,728.0)	(1,153.1)	(574.9)	(5,796.0)	(4,297.0)	(1,499.1)
Gross profit	539.2	433.4	105.8	2,388.3	2,268.6	119.7
Selling,general and administrative expenses	(248.3)	(166.2)	(82.0)	(825.8)	(624.8)	(201.0)
Other operating (expenses)/income, net	6.2	(8.0)	14.2	23.9	(7.3)	31.1
Operating income	297.2	259.2	38.0	1,586.4	1,636.6	(50.2)
Interest expense	(63.1)	(21.2)	(41.8)	(142.1)	(112.9)	(29.2)
Interest income	22.3	12.0	10.3	66.9	52.6	14.3
Other financial expenses, net	(54.7)	(54.6)	(0.1)	(351.1)	(322.4)	(28.7)

Equity in (losses)/earnings of associated companies	(3.7)	0.7	(4.3)	(7.1)	4.5	(11.6)
Income before income tax expense	198.0	196.0	2.0	1,153.0	1,258.3	(105.3)
Income tax expense	18.0	(37.8)	55.8	(162.6)	(262.4)	99.7
Discontinued operations	4.6	0.0	4.6	10.8	0.0	10.8
Net income for the period	220.6	158.2	62.3	1,001.2	996.0	5.2

Attributable to:
Equity holders of the Company	165.6	140.4	25.2	784.5	795.4	(10.9)
Minority interest	55.0	17.8	37.1	216.7	200.5	16.1
	220.6	158.2	62.3	1,001.2	996.0	5.2

Consolidated balance sheet

	December 31,	December 31,
US$ million	2007	2006

Property, plant and equipment, net	6,858.8	5,420.7
Intangible assets, net	1,452.2	551.6
Investment in associated companies	44.0	16.3
Other investments, net	14.8	13.4
Deferred tax assets	31.8	36.4
Receivables, net	217.6	78.9
Total non-current assets	8,619.3	6,117.3
Receivables	426.0	175.8
Derivative financial instruments	0.6	7.9
Inventories, net	1,913.1	1,241.3
Trade receivables, net	847.8	577.9
Other investments	65.3	0.0
Cash and cash equivalents	1,126.0	643.4
Total current assets	4,378.9	2,646.2
Non-current assets classified as held for sale	769.1	7.0
Total assets	13,767.3	8,770.5
Shareholders' equity	4,452.7	3,757.6
Minority interest in subsidiaries	1,914.2	1,729.6
Minority interest & shareholders' equity	6,366.9	5,487.1
Provisions	57.3	60.5
Deferred income tax	1,337.0	985.2
Other liabilities	336.5	274.6
Trade payables	6.7	7.2
Borrowings	3,677.5	548.4
Total non-current liabilities	5,415.1	1,875.9
Current tax liabilities	184.8	103.2
Other liabilities	182.2	158.4
Trade payables	983.9	621.8
Derivative financial instruments	13.3	15.5
Borrowings	407.4	508.7
Total current liabilities	1,771.6	1,407.5
Liabilities related to discontinued operations	213.8	0.0
Total liabilities	7,400.4	3,283.4
Total liabilities, minority interest &shareholders' equity	13,767.3	8,770.5

Consolidated cash flow statement

US$ million	4Q 2007	4Q 2006	Dif.	12M 2007	12M 2006	Dif.

Net income for the period	220.6	158.2	62.3	1,001.2	996.0	5.2
Adjustments for:
Depreciation and amortization	172.3	106.0	66.3	565.8	424.5	141.4
Income tax accruals less payments	(121.1)	(22.4)	(98.8)	(181.0)	(18.1)	(163.0)
Derecognition of property,plant &equipment	-	13.3	(13.3)	-	13.3	(13.3)
Excess of fair value of net assets acquired over cost	-	-	-	-	-	-
Changes to pension plan -non cash	-	46.9	(46.9)	-	46.9	(46.9)
Equity in losses of associated companies	3.7	(0.7)	4.3	7.1	(4.5)	11.6
Interest accruals less payments	55.4	14.9	40.5	89.5	4.2	85.3
Changes in provisions	5.6	2.1	3.5	(10.1)	33.8	(43.9)
Changes in working capital	(106.2)	(2.0)	(104.2)	24.9	(276.2)	301.0
Discontinued operations	4.8	-	4.8	6.5	-	6.5
Others	(11.2)	(10.1)	(1.2)	60.4	25.1	35.3
Net cash provided by operating activities	223.7	306.4	(82.7)	1,564.2	1,245.0	319.2
Capital expenditures	(130.3)	(125.7)	(4.6)	(436.3)	(405.8)	(30.4)
Change in trust funds	-	-	-	-	5.2	(5.2)
Acquisition of business (1)
Purchase consideration	(0.1)	(107.5)	107.4	(1,728.9)	(210.5)	(1,518.3)
Cash acquired	-	-	-	190.1	-	190.1
Income tax credit paid on business acquisition	-	-	-	(297.7)	-	(297.7)
Investments in associated companies	-	(2.6)	2.6	-	(2.6)	2.6
(Increase)/Decrease in Other Investments	49.9	-	49.9	(65.3)	-	(65.3)
Proceeds from sale of property,plant &equipment	17.8	2.4	15.4	24.9	3.4	21.5
Discontinued operations	(10.4)	-	(10.4)	(10.4)	-	(10.4)
Net cash used in investing activities	(73.1)	(233.4)	160.3	(2,323.6)	(610.4)	(1,713.2)
Dividends paid in cash and other distributions to company's equity shareholders	-	-	-	(100.2)	-	(100.2)
Dividends paid in cash and other distributions to minority shareholders	-	-	-	(20.0)	(27.2)	7.2
Net proceeds from Initial Public Offering	-	-	-	-	525.0	(525.0)
Contributions from shareholders	-	-	-	-	3.1	(3.1)
Contributions from minority shareholders in consolidated subsidiaries	-	-	-	1.1	-	1.1
Proceeds from borrowings	70.8	44.1	26.7	4,132.7	167.3	3,965.5
Repayment of borrowings	(174.1)	(299.7)	125.6	(2,760.9)	(1,424.5)	(1,336.4)
Net cash provided by (used in)financing activities	(103.3)	(255.6)	152.3	1,252.7	(756.3)	2,009.0
Increase (decrease) in cash and cash equivalents	47.3	(182.6)	229.9	493.3	(121.7)	614.9

(1)
Corresponds to the purchase of Impeco and other assets from Acindar in 1Q 2006, the purchase of Worthington Industries' 50% equity interest in Acerex in 2Q 2006, the purchase of an additional 4.85% stake in Siderar in 4Q2006 and the purchase of Grupo Imsa in 3Q 2007.

Shipments

Thousand tons	4Q 2007	4Q 2006	3Q 2007	12M 2007	12M 2006
South & Central America	1,173.2	1,030.4	1,243.2	4,779.7	4,360.6
North America	993.6	558.3	834.7	3,124.7	2,412.6
Europe & other	22.5	28.5	23.3	239.5	88.2
Total flat products	2,189.4	1,617.2	2,101.2	8,143.9	6,861.3
South & Central America	329.1	229.3	315.4	1,257.4	948.3
North America	268.9	299.4	244.8	1,113.4	1,225.4
Europe & other	15.0	0.0	0.0	15.0	0.0
Total long products	613.0	528.7	560.2	2,385.9	2,173.7
Total flat and long products	2,802.4	2,145.9	2,661.5	10,529.7	9,035.0

Revenue / ton

US$/ton	4Q 2007	4Q 2006	3Q 2007	12M 2007	12M 2006
South & Central America	822	737	802	783	700
North America	882	833	877	838	813
Europe & other	607	578	609	631	549
Total flat products	847	767	829	800	738
South & Central America	609	560	635	608	555
North America	611	566	637	625	600
Europe & other	457			457
Total long products	606	563	636	615	581
Total flat and long products	794	717	789	758	700

Net Sales

US$ million	4Q 2007	4Q 2006	3Q 2007	12M 2007	12M 2006
South & Central America	964.3	759.2	996.8	3,743.5	3,051.4
North America	876.2	465.2	731.8	2,617.3	1,960.7
Europe & other	13.7	16.5	14.2	151.0	48.4
Total flat products	1,854.2	1,240.9	1,742.8	6,511.8	5,060.6
South & Central America	200.3	128.4	200.3	764.1	526.8
North America	164.4	169.4	156.0	696.0	735.8
Europe & other	6.9	0.0	0.0	6.9	0.0
Total long products	371.6	297.9	356.3	1,466.9	1,262.6
Total flat and long products	2,225.8	1,538.8	2,099.1	7,978.7	6,323.2
Other products (1)	41.5	47.8	58.7	205.7	242.4
Total net sales	2,267.2	1,586.5	2,157.8	8,184.4	6,565.6

(1) Includes iron ore and pig iron

Reconciliation of the changes made to the third quarter 2007 consolidated financial statements

3Q 2007 Consolidated Income Statement	Reported	Discontinued operations	Reassessed
US$ million
Net sales	2,343.4	185.6	2,157.8
Cost of sales	(1,701.0)	(165.6)	(1,535.4)
Gross profit	642.4	20.0	622.4
Selling, general and administrative expenses	(225.3)	(10.6)	(214.7)
Other operating income/(expenses), net	15.5	-	15.5
Operating income	432.6	9.4	423.2
Interest expense	(46.8)	2.4	(49.2)
Interest income	14.9	(4.9)	19.8
Other financial expenses, net	(131.1)	1.1	(132.2)
Equity in (losses)/earnings of associated companies	(2.0)	-	(2.0)
Income before income tax expense	267.5	7.9	259.6
Income tax expense	(53.5)	(1.7)	(51.8)
Discontinued operations	-	(6.2)	6.2
Net income for the period	214.0	-	214.0
Attributable to:
Equity holders of the Company	159.8	-	159.8
Minority interest	54.2	-	54.2
	214.0	-	214.0

	Net Sales (million US$)			Shipments (thousand tons)
3Q 2007 Consolidated Revenue	Discontinued Reported operations Reassessed			Discontinued Reported operations Reassessed
South &Central America	996.8	-	996.8	1,243.2	-	1,243.2
North America	821.1	89.3	731.8	906.3	71.6	834.7
Europe &other	14.2	-	14.2	23.3	-	23.3
Total flat products	1,832.0	89.3	1,742.8	2,172.8	71.6	2,101.2
South &Central America	200.3	-	200.3	315.4	-	315.4
North America	156.0	-	156.0	244.8	-	244.8
Total long products	356.3	-	356.3	560.2	-	560.2
Total flat and long products	2,188.4	89.3	2,099.1	2,733.0	71.6	2,661.5
Other products (1)	155.0	96.3	58.7
Total Net Sales	2,343.4	185.6	2,157.8

Revenue / ton (US$/ton)

3Q 2007 Consolidated Revenue	Discontinued Reported operations Reassessed
South & Central America	802	-	802
North America	906	29	877
Europe &other	609	-	609
Total flat products	843	14	829
South &Central America	635	-	635
North America	637	-	637
Total long products	636	-	636
Total flat and long products	801	12	789
Other products (1)
Total Net Sales

(1)	Reassessed figures primarily include iron ore and pig iron. Reported figures also include metal building systems and components and insulated panels.

Sebastián Martí
Ternium - Investor Relations
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+52 (81) 8865 2111
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